[Chapman and Cutler LLP Letterhead]

October 6, 2015

VIA EDGAR CORRESPONDENCE

Ms. Elisabeth Bentzinger
United States Securities and Exchange Commission
100 F Street, N.E.
Washington, D.C. 20549

Re:Destra Investment Trust (the “Trust”)
           File Nos. 811-22417 and 333-167073

Dear Ms. Bentzinger:

This letter responds to your comments regarding the registration statement filed on Form N-1A for the Trust with the Securities and Exchange Commission (the “Commission”) on April 7, 2015 (the “Registration Statement”).  The Registration Statement relates to the Destra Wolverine Alternative Opportunities Fund (the “Fund”), a series of the Trust.  Capitalized terms used herein, but not otherwise defined, have the meanings ascribed to them in the Registration Statement.

Comment 1 - General Comment - Cover

To the extent they are available, please update the EDGAR identifiers with tickers for each class of the Fund.

Response to Comment 1

To the extent possible, the cover has been revised to provide the tickers for each class of the Fund.

Comment 2 - General Comment - Registration Statement

Before the Registration Statement becomes effective, please file an EDGAR correspondence with complete fee table information, which includes annual fund operating expense and management fee information, which is considered material under Rule 405 of the Securities Act of 1933.

Ms. Elisabeth Bentzinger
October 6, 2015

Response to Comment 2

The requested fee table information is set forth below.  Also, the prospectus disclosure has been revised to include the fee table information, which will be filed in the amended Registration Statement.

	Class A	Class C	Class P	Class I
Maximum Sales Charge (Load) Imposed on Purchases (as a percentage of offering price)	5.75%	None	None	None
Maximum Deferred Sales Charge (Load) (as a percentage of the lower of original purchase price or redemption proceeds)	None1	1.00%	None	None
Maximum Sales Charge (Load) Imposed on Reinvested Dividends	None	None	None	None
Redemption Fee on shares held for 90 days or less (as a percentage of amount redeemed)	None	None	2.00%	2.00%
Exchange Fees	None	None	None	None

	Class A	Class C	Class P2	Class I
Management Fees	1.20%	1.20%	1.20%	1.20%
Distribution and Service (12b-1) Fees	0.25%	1.00%	0.25%	0.00%
Other Expenses 1	0.51%	0.41%	0.36%	0.40%
Expenses of the Subsidiary	0.01%	0.01%	0.01%	0.01%
Acquired Fund Fees and Expenses3	0.17%	0.17%	0.17%	0.17%
Total Annual Fund Operating Expenses	2.14%	2.79%	1.99%	1.78%
Fee Waiver 4	0.00%	0.00%	0.00%	0.00%
Total Annual Fund Operating Expenses After Fee Waiver	2.14%	2.79%	1.99%	1.78%
1. Other Expenses are estimated.
2. Class P shares have not yet commenced operations.
3. Acquired Fund Fees and Expenses are estimated.
4.
The Adviser has agreed to cap expenses such that the total annual fund operating expenses, excluding brokerage commissions and other trading expenses, taxes, acquired fund fees and other extraordinary expenses (such as litigation and other expenses not incurred in the ordinary course of business) are 2.00% for Class A, 2.75% for Class C, 2.10% for Class P and 1.75% for Class I. This waiver will continue in effect until February 1, 2022. The waiver may be terminated or modified prior to February 1, 2022 only with the approval of the Board of Trustees of the Trust.

Comment 3 - Fees and Expenses of the Fund

Please note in a footnote to the Annual Fund Operating Expenses table that the Fund’s Acquired Fund Fees and Expenses are based on estimated amounts pursuant to Item 3(f)6 of Form N-1A.

Ms. Elisabeth Bentzinger
October 6, 2015

Response to Comment 3

The disclosure has been revised in accordance with this comment.

Comment 4 - Fees and Expenses of the Fund

The disclosure related to the Example states that “it does not reflect sales charges (loads) on reinvested dividends and other distributions.”  To avoid confusion, please remove this disclosure if the Fund does not reinvest dividends and other distributions.  If the disclosure must remain, state that if these sales charges were included, a shareholder’s costs would be higher.

Response to Comment 4

The disclosure has been revised in accordance with this comment.

Comment 5 - Portfolio Turnover

Disclose that the portfolio turnover is not shown because the Fund is new and the portfolio turnover rate is not available.

Response to Comment 5

The disclosure has been revised in accordance with this comment.

Comment 6 - Principal Investment Strategies

The disclosure states that the Fund “seeks to achieve its investment objective by investing in broad-based sector exchange-traded funds (the “ETFs”) and cash equivalents.”  Clarify this disclosure as this statement seems contradictory because it does not see possible to be broad-based and within a sector.

Response to Comment 6

The disclosure has been revised in accordance with this comment.

Comment 7 - Principal Investment Strategies

Please use “plain English”  to revise the following disclosure:

The Fund’s sub-adviser, Wolverine Asset Management, LLC (the “Sub-Adviser”), employs a systematic macro investment strategy by investing in broad asset classes in an effort

Ms. Elisabeth Bentzinger
October 6, 2015

to gain returns on capital that are disproportionately greater than the risks incurred in generating such returns.

Response to Comment 7

The disclosure has been revised in accordance with this comment.

Comment 8 - Principal Investment Strategies

The disclosure states that the Fund will have investment exposure to fixed income securities.  If this statement is true, consider disclosing that this asset class includes variable and floating rate instruments.  Also, to the extent that the Fund invests in underlying ETFs that invest in high-yield bonds as a principal investment strategy, include disclosure regarding the Fund’s exposure to high yield securities and junk bonds.

Response to Comment 8

The disclosure has been revised in accordance with this comment.

Comment 9 - Principal Investment Strategies

The disclosure states that the Fund will have investment exposure to commodities.  Please acknowledge and consider the Guidance Update from the staff of the Division of Investment Management, “Disclosure and Compliance Matters for Investment Company Registrants that Invest in Commodity Interests,” from August 2013 (No.  2013-05).

Response to Comment 9

The Fund acknowledges that it has reviewed the cited guidance.

Comment 10 - Principal Investment Strategies and Principal Risks

With respect to the disclosure that the Fund may use derivatives for speculative purposes in an effort to increase the Fund’s yield or to enhance returns, consider including disclosure regarding the underlying ETFs’ use of derivatives for speculative purposes or to enhance returns.  Also provide the corresponding risks to the Fund under Item 9 of Form N-1A.

Response to Comment 10

The disclosure has been revised in accordance with this comment.

Ms. Elisabeth Bentzinger
October 6, 2015

Comment 11 - Principal Investment Strategies and Principal Risks

The disclosure states that the Fund will limit its direct investments in derivatives such that it will not be subject to regulation as a commodity pool.  Consider adding the risk of losing the such exclusion.

Response to Comment 11

The disclosure has been revised to disclose the fact that the Fund will be subject to regulation as a commodity pool.

Comment 12 - Principal Investment Strategies

Provide definitions for “basket trades” and “individual issues” with respect to the Fund’s principal investment strategies.  Also specify the types of swaps that the Fund may utilize.

Response to Comment 12

The disclosure has been revised in accordance with this comment.

Comment 13 - Principal Risks

The Principal Risks section has a Depositary Receipts Risk, but the Principal Investment Strategies section does not state that the use of depositary receipts is a part of the Fund’s principal investment strategies.  Determine whether this risk factor is necessary.

Response to Comment 13

The disclosure has been revised in accordance with this comment.

Comment 14 -  Principal Risks

With respect to the ETF Risk, consider adding disclosure that Fund shareholders may pay higher fees than other funds due to the layering of fees.

Response to Comment 14

The disclosure has been revised in accordance with this comment.

Ms. Elisabeth Bentzinger
October 6, 2015

Comment 15 -  Additional Information About the Investment Policies and Strategies

The disclosure in this section states that the investment objective of the Fund is to seek capital appreciation, which differs from the Fund’s stated objective in the summary section. Please reconcile this disclosure.

Response to Comment 15

The disclosure has been revised in accordance with this comment.

Comment 16 -  Additional Information About the Investment Policies and Strategies

Fixed-income securities, currencies, basket trades, individual issues and index funds are discussed in the Principal Investment Strategies section of the Fund.  To the extent that they are aspects of the Fund’s principal investment strategies, there should be corresponding disclosure regarding their use by the Fund in this section.

Response to Comment 16

The disclosure has been revised in accordance with this comment.

Comment 17 -  Additional Information About the Investment Policies and Strategies

The disclosure regarding equity securities states that the Fund and the ETFs in which the Fund invests have exposure to the equity securities of U.S. companies.  Why is the Fund limited only to U.S. companies?

Response to Comment 17

The disclosure has been revised in accordance with this comment.

Comment 18 -  Additional Information About the Investment Policies and Strategies

The disclosure regarding commodities states that the Fund or the underlying ETFs may hold investments that provide exposure to commodities, including but not limited to, gold and real estate. Clarify  real estate is a commodity. Also reconcile this disclosure in this section to the disclosure in the summary section.

Response to Comment 18

The disclosure has been revised to reflect the Fund’s position that real estate is not a commodity.

Ms. Elisabeth Bentzinger
October 6, 2015

Comment 19 - Additional Information About the Risks

Reconcile the risks in this section to those in the summary section.  Please acknowledge and consider the Guidance Update from the staff of the Division of Investment Management, “Guidance Regarding Mutual Fund Enhanced Disclosure,” from June 2014 (No.  2014-08).

Response to Comment 19

The Fund acknowledges that it has reviewed the cited guidance.

Comment 20 - Adviser Performance

Before the Registration Statement becomes effective, please file an EDGAR correspondence with the complete information in this section.  The first sentence of this section states that the “tables and charts below illustrate the historical performance of the Fund’s investment strategy.”  This statement seems to suggest that this information is the Fund’s performance.  Also, revise the first sentence to indicate that the Fund has substantially similar investment objectives, strategies and policies as the Fund as of _________, 2015.  Affirmatively state that actual fees were used or adjusted to reflect this particular Fund.

Response to Comment 20

The disclosure has been revised to exclude this information.

Comment 21 - Net Asset Value

Confirm in an EDGAR correspondence that the Registrant maintains all accounts, books, internal working papers, and any other records or documents that are necessary to form the basis for or demonstrate the calculation of the performance or rate of return of any or all managed accounts or securities recommendations as required by Rule 204-2(a)(16) of the Investment Adviser’s Act of 1940.

Response to Comment 21

The Fund confirms that the Registrant maintains all accounts, books, internal working papers, and any other records or documents that are necessary to form the basis for or demonstrate the calculation of the performance or rate of return of any or all managed accounts or securities recommendations as required by Rule 204-2(a)(16) of the Investment Adviser’s Act of 1940.

Ms. Elisabeth Bentzinger
October 6, 2015

Comment 22 - Distribution, Servicing and Administrative Fees - Purchases

With respect to the Fund’s ability to reject any purchase order, how many days will it take to let the shareholder know that the order has been rejected?

Response to Comment 22

The Fund has three days to notify a shareholder that a trade has been rejected.

Comment 23 - Distribution, Servicing and Administrative Fees - Initial Sales Charge

In accordance with Item 12 of Form N-1A, please keep consolidate discussions with regard to sales loads and 12b-1 fees in the prospectus.

Response to Comment 23

The disclosure has been revised in accordance with this comment.

Comment 24 - Exchanges

The disclosure provides that the Fund reserves the right to reject any exchange request and to modify or terminate the exchange privilege at any time.  Revise the disclosure here so that that it only applies to the purchase side of the exchange, or explain the authority allowing the Fund to allow the redemption request under Section 22e of the Investment Company Act of 1940.  Also cross reference the “Redemptions Fees” section in the prospectus.

Response to Comment 24

The disclosure has been revised in accordance with this comment.

Comment 25 - Redemptions

Add disclosure that securities received in-kind may have market risk until sold.  Also disclose that securities in-kind may be illiquid, and shareholders bear the risk of not being able to sell such securities.

Response to Comment 25

The disclosure has been revised in accordance with this comment.

Ms. Elisabeth Bentzinger
October 6, 2015

Comment 26 - Availability of Portfolio Holdings Information

 Please disclose that policies regarding disclosure of portfolio holdings are available in the statement of additional information as is required by Item 9(d) of Form N-1A.

Response to Comment 26

The disclosure has been revised in accordance with this comment.

Comment 27 - Statement of Additional Information - Cover

Please add a footnote that Class P is not available for purchase.

Response to Comment 27

The disclosure has been revised in accordance with this comment.

Comment 28 - Statement of Additional Information - Investment Restrictions

With respect to the statement that the percentage limits are based upon asset values at the time of the applicable transaction, disclose the exceptions to this policy for borrowings.  Add the Fund’s concentration policy and that the Fund will consider the concentration of the underlying ETFs so as not to be overly concentrated in one industry.  Specify that the 15% limit on illiquid securities is not limited to the time of investment.

Response to Comment 28

The disclosure has been revised in accordance with this comment.

Comment 29 - Statement of Additional Information - Derivatives

In an EDGAR correspondence, provide disclosure that to the extent that the Fund will write credit default swaps, the Fund will segregate the full notional amount of the credit default swaps to cover the obligation.

Response to Comment 29

In the event that the Fund writes credit default swaps the Fund will segregate the full notional amount of the credit swap to cover the obligation.

Ms. Elisabeth Bentzinger
October 6, 2015

Comment 30 - Statement of Additional Information - Derivatives

Please acknowledge and consider the Commission’s concept release, “Use of Derivatives by Investment Companies under the Investment Company Act of 1940,” from August 2011 (Release No. IC-29776; File No. S7-33-11). Guidance Update from the staff of the Division of Investment Management, “Disclosure and Compliance Matters for Investment Company Registrants that Invest in Commodity Interests,” from August 2013 (No.  2013-05).  Accordingly the Commission could issue further guidance regarding leverage and total return swap agreements.  Note that a position in total return swap agreements requires segregation for leverage purposes and that the Fund is subject to coverage requirements.

Response to Comment 30

The Fund acknowledges that it has reviewed the cited guidance.

Comment 31 - Statement of Additional Information - Derivatives

With respect to the disclosure that the Fund may engage in transactions in futures and options on futures either directly or indirectly, including through a wholly-owned subsidiary of the Fund organized under the laws of the Cayman Islands, please note that the use of a Cayman subsidiary structure will require additional review and comments from the Commission.  Provide disclosure that this change may be a possibility in the future in the prospectus.

Response to Comment 31

The disclosure has been revised to reflect the fact that the Fund will utilize a wholly-owned subsidiary organized under the laws of the Cayman Islands.

Comment 32 - Statement of Additional Information - Management

Disclose the number of meetings in the last year of each committee of the Board of Trustees.

Response to Comment 32

The Fund takes the position that this information is not relevant since the Fund has not yet launched.  This information is publicly available in disclosure’s made by the other funds that the Board of Trustees oversees.

Ms. Elisabeth Bentzinger
October 6, 2015

Comment 33 - Statement of Additional Information - Investment Adviser and Sub-Adviser

Disclose that the principal underwriter has adopted a code of ethics, which permits personnel to acquire shares of the Fund pursuant to Item 17(e) of Form N-1A.

Response to Comment 33

The disclosure has been revised in accordance with this comment.

Comment 34 - Statement of Additional Information - Administrator

Provide disclosure regarding the compensation paid to BNYM pursuant to Item 18.

Response to Comment 34

The Fund takes the position that this information is not relevant because the Fund has not yet commenced operations.  This information will be provided in the Fund’s annual update of its registration statement following the end of its fiscal year.

Comment 35 - Statement of Additional Information - Other Service Providers

Provide an address for Grant Thornton.

Response to Comment 35

The disclosure has been revised in accordance with this comment.

Comment 36 – Comments Regarding Wholly-Owned Cayman Islands Subsidiary

Confirm that the Fund and the wholly-owned Cayman Islands subsidiary (the “Subsidiary”) will meet the requirements of the Investment Company Act on a consolidated basis, specifically, Section 8 regarding investment policies and restrictions and Section 18 regarding capital structure and leverage, and the Investment Act requirements for pricing and accounting.

Response to Comment 36

The Fund and the Subsidiary will meet the requirements of the Investment Company Act on a consolidated basis, specifically, Section 8 regarding investment policies and restrictions and Section 18 regarding capital structure and leverage, and the Investment Act requirements for pricing and accounting and the disclosure has been revised accordingly.

Ms. Elisabeth Bentzinger
October 6, 2015

Comment 37 – Comments Regarding Wholly-Owned Cayman Islands Subsidiary

Confirm that the advisory and sub-advisory contracts of the Subsidiary will be subject to the requirements of Section 15(c) of the Investment Company Act.

Response to Comment 37

The advisory and sub-advisory contracts of the Subsidiary will be subject to the requirements of Section 15(c) of the Investment Company Act and the disclosure has been revised accordingly.

Comment 38 – Comments Regarding Wholly-Owned Cayman Islands Subsidiary

Confirm that the Subsidiary will comply with the affiliated transactions and custody rules as set forth in the Investment Company Act and clearly identify the custodian of the Subsidiary.

Response to Comment 38

The Subsidiary will comply with the affiliated transactions and custody rules as set forth in the Investment Company Act and the custodian of the Subsidiary will be the Bank of New York Mellon and the disclosure has been revised accordingly.

Comment 39 – Comments Regarding Wholly-Owned Cayman Islands Subsidiary

Disclose whether the Fund has received a private letter ruling stating that income from the Subsidiary is qualified income.  If not, provide the basis for how the Fund is making the determination that the income is qualified, such as an opinion of counsel.

Response to Comment 39

The Fund has not received a private letter ruling stating that income from the Subsidiary is qualified income but has received an opinion from tax counsel that such income would be qualified.

 Comment 40 - Comments Regarding Wholly-Owned Cayman Islands Subsidiary

Disclose any principal investment strategies that constitute principal investment risks of the Fund and whether they apply to the Subsidiary individually or as the Fund as a whole.

Response to Comment 40

The disclosure has been revised in accordance with this comment.

Ms. Elisabeth Bentzinger
October 6, 2015

Comment 41 - Comments Regarding Wholly-Owned Cayman Islands Subsidiary

Confirm that the financial statements of the Fund and the Subsidiary will be consolidated.

Response to Comment 41

The financial statements of the Fund and the Subsidiary will be consolidated.

Comment 42 - Comments Regarding Wholly-Owned Cayman Islands Subsidiary

Confirm that the Subsidiary’s management fee, including any performance fee, will be included in the “Management Fee” line item in the Annual Fund Operating Expense Table and that any other expenses charged to shareholders in connection with the operation of the Subsidiary will be reflected in the “Other Expenses” line item in the Annual Fund Operating Expense Table.

Response to Comment 42

The Subsidiary does not charge a management fee and any other expenses will be included in the Annual Fund Operating Expense Table.

Comment 43 - Comments Regarding Wholly-Owned Cayman Islands Subsidiary

Confirm that the Subsidiary and its board of directors will agree to designate an agent in the United States for service of process.

Response to Comment 43

The Subsidiary has agreed to service of process within the United States.  The Fund will in the future seek to have the directors of the Subsidiary agree to service of process within the United States if and to the extent required at the time under applicable law.

Comment 44 - Comments Regarding Wholly-Owned Cayman Islands Subsidiary

Confirm that the Subsidiary will hold duplicate copies of the books and records of the Subsidiary and that the SEC will be able to inspect such books and records as required by Section 31 of the Investment Company Act.

Ms. Elisabeth Bentzinger
October 6, 2015

Response to Comment 44

The Subsidiary will hold duplicate copies of the books and records of the Subsidiary and that the SEC will be able to inspect such books and records as required by Section 31 of the Investment Company Act.

Comment 45 - Comments Regarding Wholly-Owned Cayman Islands Subsidiary

Confirm that the Fund acknowledges that if the Subsidiary incorporates a wholly-owned foreign subsidiary, that that subsidiary will also be subject to the aforementioned rules and regulations.

Response to Comment 45

The Fund acknowledges that if the Subsidiary also incorporates a wholly-owned foreign subsidiary, that that subsidiary will also be subject to the aforementioned rules and regulations.

*   *   *

  Tandy Acknowledgment

In connection with the Trust’s Registration Statement, the Trust acknowledges that;

•	it is responsible for the adequacy and accuracy of the disclosure in the filing;

•	staff comments or changes to disclosure in response to staff comments in the fillings reviewed by the staff do not foreclose the Commission from taking any action with respect to the filing; and

•	the Trust may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Please call me at (312) 845-3484 if you have any questions or issues you would like to discuss regarding these matters.

Sincerely yours,

Chapman and Cutler llp

By: Morrison C. Warren